UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
(Amendment No. 12)*

Under the Securities Exchange Act of 1934

AVIS BUDGET GROUP, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

053774105
(CUSIP Number)

David Zales SRS Investment Management, LLC One Bryant Park 39th Floor New York, New York 10036 (212) 520-7900
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 19, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 053774105	SCHEDULE 13D	Page 2 of 7

1	NAME OF REPORTING PERSON SRS INVESTMENT MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 17,620,080 shares of Common Stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 17,620,080 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,620,080 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.3%
14	TYPE OF REPORTING PERSON IA, OO

CUSIP No. 053774105	SCHEDULE 13D	Page 3 of 7

1	NAME OF REPORTING PERSON KARTHIK R. SARMA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION India
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 17,620,080 shares of Common Stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 17,620,080 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,620,080 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.3%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 053774105	SCHEDULE 13D	Page 4 of 7

This Amendment No. 12 to Schedule 13D (this “Amendment No. 12”) relates to the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on January 25, 2016 (the “Initial 13D” and, as amended and supplemented through the date of this Amendment No. 12, collectively, the “Schedule 13D”) by the Reporting Persons, relating to the common stock, par value $0.01 per share (the “Common Stock”), of Avis Budget Group, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein and not otherwise defined in this Amendment No. 12 have the meanings set forth in the Schedule 13D.
This Amendment No. 12 amends Items 3, 4, 5, 6 and 7 as set forth below:
Item 3.          SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
Item 3 of the Schedule 13D is hereby amended and restated in its entirety, as follows:
The Reporting Persons used approximately $330,632,306 (including brokerage commissions) of the working capital of the applicable Funds in the aggregate to purchase the shares of Common Stock reported in this Schedule 13D. Such shares of Common Stock are or may be held from time to time by the applicable Funds in margin accounts established with their respective brokers or banks and a portion of the purchase price for the Common Stock may be obtained through margin borrowing. Securities positions which may be held in the margin accounts, including the Common Stock, may be pledged as collateral security for the repayment of debit balances in the margin accounts.
Item 4.          PURPOSE OF TRANSACTION
Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:
On August 12, 2020, the SRS Parties and the Issuer entered into an Amendment (the “Amendment”) to the Third Amended Cooperation Agreement. The Amendment, which becomes effective on August 21, 2020, provides that during the Standstill Period, the number of persons that SRS will be entitled to designate to serve as members of the Board of Directors of the Company (the “Board”) will be reduced from three to two. The Amendment also removes the provisions requiring the Board to appoint additional directors to the Board. Under the terms of the Amendment, the size of each of the Corporate Governance Committee and the Compensation Committee will be set at no fewer than two and no more than three members, rather than three members.  The foregoing summary of the Amendment does not purport to be complete and is qualified in its entirety by reference to the full text of the Amendment, which is included as Exhibit 99.8 hereto and is incorporated herein by reference.

CUSIP No. 053774105	SCHEDULE 13D	Page 5 of 7

Brian J. Choi resigned from the Board effective August 21, 2020.  He became Chief Financial Officer of the Issuer effective August 24, 2020.  While on the Board, Mr. Choi was one of SRS’s director designees.  He had been a partner at SRS, serving in various roles, from October 2008.  He resigned from SRS effective August 21, 2020 and no longer has any affiliation with SRS.
Item 5.          INTEREST IN SECURITIES OF THE ISSUER
Paragraphs (a)-(c) of Item 5 of the Schedule 13D are hereby amended and restated in their entirety, as follows:
(a) The aggregate number of shares of Common Stock to which this Schedule 13D relates is  shares of 17,620,080 Common Stock, constituting approximately 25.3% of the outstanding Common Stock. All percentages set forth herein are based on 69,668,363 shares of outstanding common stock, par value $0.01, of the Issuer outstanding as of July 27, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2020.  Pursuant to certain cash-settled equity swaps, the Reporting Persons have economic exposure to an additional notional 11,354,508 shares of Common Stock, constituting approximately 16.3% of the outstanding shares of Common Stock, as more fully described in Item 6 of this Schedule 13D.
(b) Each of the Reporting Persons has the shared power to vote or to direct the vote or dispose or direct the disposition of 17,620,080 shares of Common Stock.
(c) Information concerning transactions in the Common Stock effected by the Reporting Persons in the past sixty days is set forth below.  All such transactions were effected in the open market through a broker and all prices per share include commissions.
Date	Shares Purchased	Price Per Share ($)
8/17/2020	67,816	30.7959
8/18/2020	132,847	31.4700
8/19/2020	42,500	32.8449
8/20/2020	61,114	32.7545
8/21/2020	95,723	32.2964
8/24/2020	55,500	33.7819
8/25/2020	56,402	33.5760
8/26/2020	114,150	33.2610
8/27/2020	114,838	33.7077
8/28/2020	49,900	34.8935
8/31/2020	140,350	34.3195

CUSIP No. 053774105	SCHEDULE 13D	Page 6 of 7

Item 6.          CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
Item 6 of the Schedule 13D is hereby amended and supplemented by the addition of the following:
On August 12, 2020, the Issuer and the SRS Parties entered into the Amendment, the terms of which are described in Item 4 of the Schedule 13D.
Item 7.          EXHIBITS
Item 7 of the Schedule 13D is hereby amended and supplemented by the addition of the following:
Exhibit	Description
99.8	Amendment to Third Amended and Restated Cooperation Agreement, incorporated by reference to Exhibit 10.1 to the Current Report on Form 8‑K filed by the Issuer on August 13, 2020 (File No. 001-10308)

CUSIP No. 053774105	SCHEDULE 13D	Page 7 of 7

SIGNATURES
After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 31, 2020

SRS INVESTMENT MANAGEMENT, LLC

By:	/s/ David B. Zales
Name: David B. Zales
Title: General Counsel

/s/ Karthik R. Sarma
KARTHIK R. SARMA